SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

AURORA CANNABIS INC.

(Exact name of registrant as specified in its charter)

British Columbia, Canada	Not Applicable
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

818 31 Street East Edmonton International Airport Alberta, Canada T9E 0V6	Not Applicable
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class registered	Name of each exchange on which to be each class is to be registered
Common Shares, Without Par Value	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

(if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

EXPLANATORY NOTE

This Registration Statement on Form 8-A is being filed by Aurora Cannabis Inc. (the “Company,” “we” or “us”), a corporation incorporated under the laws of British Columbia, Canada, with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the registration of its common shares, without par value (the “Common Shares”), under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the transfer of the listing of its Common Shares from the New York Stock Exchange to The Nasdaq Global Select Market (the “Nasdaq”).

Item 1. Description of Registrant’s Securities to be Registered.

The Company’s authorized share capital consists of (i) an unlimited number of Common Shares without par value, (ii) an unlimited number of Class “A” Shares, with a par value of $1.00 and the special rights and restrictions set out in its Constituting Documents; and (iii) an unlimited number of Class “B” Shares with a par value of $5.00 and the special rights and restrictions set out in its Constituting Documents. The class of shares of the Company to be registered is the Common Shares.

The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders shares of another class or of a particular series are entitled to vote. Each Common Share entitles its holder to one vote. The holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of the Company’s assets, such holders are entitled to receive on a pro-rata basis all of the assets of the Company remaining after payment of all of the liabilities. The Common Shares carry no pre-emptive or conversion rights.

There are no provisions in the Company’s constituting documents, consisting of its Notice of Articles and Articles under the British Columbia Business Corporations Act (the “Constituting Documents”) that discriminate against any existing or prospective holder of Common Shares as a result of such shareholder holding a certain level of Common Shares. Applicable Canadian securities laws contain certain requirements for shareholders that own Common Shares above a certain percentage. Shareholder ownership must be publicly disclosed in accordance with Canadian securities law by any shareholder who beneficially owns or exercises control or direction over 10% or more of our outstanding Common Shares. This is in addition to beneficial ownership reporting requirements applicable to shareholders under Section 13(d) of the Exchange Act.

With the exception of the potential effect of the ability of our board of directors to issue an unlimited number of Common Shares, there is no provision in the Company’s Constituting Documents that would have an effect of delaying, deferring or preventing a change in control of the Company.

The transfer agent and registrar for the Common Shares of the Company is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia and Toronto, Ontario, and the United States co-transfer agent for the Common Shares is Computershare Trust Company, N.A., at its office in Canton, Massachusetts.

Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company’s securities, except as discussed below under “Taxation.”

Foreign Constraints

There are no limitations under the laws of Canada or in the Constituting Documents on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of “control” of the Company by a “non-Canadian.” The threshold for acquisitions of control under the Investment Canada Act is generally defined as being one-third or more of the voting shares of the Company. “Non-Canadian” generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

Taxation

The following is, as of the date of this Registration Statement, a summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to an investor who holds Common Shares at all relevant times, (i) holds Common Shares as capital property, (ii) deals at arm’s length with the Company, and (iii) is not affiliated with the Company (herein, a “Holder”).

This summary is applicable only to a Holder who, for the purposes of the Tax Act and any applicable tax treaty or convention, and at all relevant times: (i) is not, and is not deemed to be, resident in Canada, and (ii) does not use or hold, and is not deemed to use or hold, the Common Shares in the course of carrying on a business in Canada, or otherwise in respect of a business carried on in Canada. Holders who meet all of the foregoing requirements are referred to in this summary as “Non-Resident Holders”, and this summary only applies to such Non-Resident Holders. This summary also does not apply to a Holder (including a Non-Resident Holder) that carries on, or is deemed to carry on, an insurance business in Canada or elsewhere or that has entered into or will enter into a “synthetic disposition arrangement” or “derivative forward agreement” (as such terms are defined in the Tax Act) with respect to Common Shares. Such Holders, and all other holders (including Non-Resident Holders) of special status or in special circumstances, should consult their own tax advisors with respect to the tax treatment of Common Shares.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and our understanding of the administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. Other than the Tax Proposals, this summary does not otherwise take into account or anticipate any changes in law (whether by legislative, governmental, administrative or judicial decision or action) or any change in the administrative policies and assessing practices of the CRA, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. All holders (including Non-Resident Holders) should consult their own tax advisors with respect to their particular circumstances, and the discussion below is qualified accordingly.

Currency

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars in general terms based on the exchange rate as quoted by the Bank of Canada for the applicable day or such other rate of exchange that is acceptable to the CRA.

Dividends

Dividends paid or credited (or deemed to be paid or credited under the Tax Act) to a Non-Resident Holder by us on Common Shares are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless such rate is reduced by the terms of an applicable tax treaty. Under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the United States for purposes of the Treaty and who substantiates full entitlement to the benefits of the Treaty (a “U.S. Holder”) is generally limited to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company that beneficially owns at least 10% of our voting shares). Non-Resident Holders should consult their own tax advisors to determine their entitlement to relief under an applicable income tax treaty.

Dispositions of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Common Share unless the Common Share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under the terms of an applicable tax treaty. In addition, capital losses arising on the disposition or deemed disposition of a Common Share will not be recognized under the Tax Act unless the Common Share constitutes “taxable Canadian property” to the Non- Resident Holder for purposes of the Tax Act.

Provided the Common Shares are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX and the Nasdaq) at the time of disposition, the Common Shares generally will not constitute taxable Canadian property to the Non-Resident Holder at that time unless, at any time during the 60-month period immediately preceding the disposition, the following two conditions were met concurrently: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, and/or (iii) partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest (directly or indirectly through one or more partnerships) owned 25% or more of the issued shares of any class or series of shares of the Company; and (b) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act) or (iv) an option in respect of, an interest in, or for civil law a right in any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may also be deemed to be taxable Canadian property to a Non-Resident Holder under other provisions of the Tax Act, including in certain circumstances where Common Shares were acquired by a Non-Resident Holder in exchange for other shares that were themselves held as taxable Canadian property.

Non-Resident Holders who may hold Common Shares as taxable Canadian property should consult their own tax advisors.

Additional Tax Considerations: U.S. Holders and PFIC Status

The Company believes that it was not a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the tax year ended June 30, 2020 but cannot be certain whether or not the Company will be a PFIC for the current tax year and cannot be certain that the Company will not be a PFIC for any future tax year. No opinion of legal counsel or ruling from the United States Internal Revenue Service (the “IRS”) concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. If we are a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules may affect the United States federal income tax consequences to a U.S. Holder as a result of the acquisition, ownership and disposition of the Common Shares. The determination of whether any corporation is, was, or will be, a PFIC for a tax year depends, in part, on the application of complex United States federal income tax rules, which are subject to differing interpretations. In addition, whether we will be treated as a PFIC for any tax year (including the current year) depends upon our assets and income over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date hereof. Accordingly, there can be no assurance that we are not, have not been, or will not become a PFIC nor that the IRS will not challenge any determination made by us (or any subsidiary) concerning our PFIC status for any particular year. Each U.S. Holder should consult its own tax advisors regarding our PFIC status and the PFIC status of our subsidiaries. The Company intends to make a formal determination concerning its PFIC status promptly following the close of its current tax year, to communicate that determination to investors and endeavor to provide information required by investors for a “qualified electing fund” or “QEF” election if the Company determines that it is a PFIC.

In any year in which we are classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

We generally will be a PFIC if, for a tax year, (a) 75% or more of our gross income is passive income (as defined for United States federal income tax purposes) (the “income test”) or (b) 50% or more of the value of our assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). For purposes of the PFIC income test and asset test described above, if we own, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, we will be treated as if we (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and PFIC asset test described above, and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from certain “related persons” (as defined in Section 954(d)(3) of the U.S. Internal Revenue Code) also organized in Canada, to the extent such items are properly allocable to the income of such related person that is not passive income.

If the Company were classified as a PFIC for any taxable year during which a U.S. Holder holds Common Shares, such U.S. Holder would be subject to increased tax liability (generally including an interest charge) upon the sale, exchange or other disposition of the Common Shares or upon the receipt of certain distributions treated as excess distributions, regardless of whether such income was actually distributed. An excess distribution generally would be the portion of any distributions to a U.S. Holder with respect to the Common Shares during a single taxable year that are in total greater than 125% of the average annual distributions received by such U.S. Holder with respect to the Common Shares during the three preceding taxable years or, if shorter, during such U.S. Holder’s holding period for such Common Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the sale or other disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts would be taxed as ordinary income at the highest applicable rate in effect for each taxable year of the holding period, and amounts allocated to prior taxable years would be subject to an interest charge at a rate applicable to underpayments of tax.

Under certain attribution rules, if we are a PFIC, U.S. Holders will generally be deemed to own their proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to United States federal income tax on their proportionate share of (a) any excess distributions on the stock of a Subsidiary PFIC and (b) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC. In addition, U.S. Holders may be subject to United States federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition of the Common Shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received and no redemptions or other dispositions of the Common Shares are made.

The foregoing is a general summary as of the date hereof. The United States federal income tax rules relating to PFICs are very complex. Holders of our Common Shares are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of the Common Shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Common Shares and the IRS information reporting obligations (including IRS Form 8261) with respect to the purchase, ownership and disposition of the common shares of a PFIC. Holders of our Common Shares are also urged to consult with their own tax advisors with respect to any other tax considerations that may be applicable to them under their particular circumstances.

Item 2. Exhibits.

In accordance with the “Instructions as to Exhibits” with respect to Form 8-A, no exhibits are required to be filed as part of this registration statement because no other securities of the Company are registered on The Nasdaq Global Select Market and the securities registered hereby are not being registered pursuant to Section 12(g) of the Exchange Act.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

AURORA CANNABIS INC.

Date: May 24, 2021

By:	/s/ Jillian Swainson
	Name:	Jillian Swainson
	Title:	Chief Legal Officer and Corporate Secretary